Research and Development Mike Murtagh, Director – R&D Investor/Analyst USA Tour – 10 & 11 September 2012 1 Exhibit 99.6

• R&D Overview – US and Australia • FC Technology – Product Performance – New Products – Platform Development • Non-FC Technology • Summary/Key Takeaways 2 AGENDA

Research and Development Overview 3

Three Research Centers – US and Australia
Resources
– Fontana R&D
– Sydney R&D (Rosehill)
– Chicago R&D (Non-FC Development) Q3 FY13
– Mfg. Services/Engineering
Rosehill – Australia
Fontana – USA

TECHNOLOGY ORGANIZATION
Development: Focused organization around
implementing new technology products
Research: Core understanding of technologies and
the science behind them
Diverse workforce of 130 technologists
Diverse mix of scientists/engineers (30% PhD, 30%
Masters, 40% Bachelors degrees)
>70% with greater than 5 years service

Enable James Hardie Product Leadership Strategy

TECHNOLOGY STRATEGY
Provide a continuous pipeline of innovative new products and technologies with sustainable advantages to achieve our category and market share goals
Our role is to act as the technology pipeline for the organization

James Hardie

Business Need
Business Strategy
Feedback Loop
What problem is this solving?
Decision to Develop
Decision to Implement
Transfer to BAU
Feasibility
Development
Implementation
Post-Implementation

Enable effective development and implementation of key initiatives 6 TECHNOLOGY FUNCTIONS

Fiber Cement Research and Development 7

• Substrate Development
• Coatings Development
• Raw Materials Formulation
• Test Method Development
• Competitive Intelligence
• Trim/Crown Moulding
• Differentiated Plank
• Reveal
• Wide Stria/Axon
• Oblique
• Product Smoothness
• Product Flatness
• Embossing
• Advanced Finishing
• Concealed Fastening
• Best Practices/Install
• Raw Material Sourcing
• Manufacturing Process Optimization
• Zero-to-Landfill

FC STRATEGIC PRIORITIES
Product
Performance
Platform
Development
New Product
Development
Technical Support

Fiber Cement Product Performance 9

James Hardie

JamesHardie
Siding Products
7th ENGINEERED FOR CLIMATE™ – HardieZone™
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement
HZ5
• Engineered for freezing, wet climates
HZ10
• Engineered for climates with a combination of hot, humid or high precipitation conditions

10 HARDIE ZONE – ENGINEERED FOR CLIMATE

James Hardie

Accelerated Testing –
Environmental Chamber

Accelerated Testing –
Climate Chamber

Real Exposure -- Houses

Controlled Long Term
Exposure - Test Hut

11 PRODUCT PERFORMANCE EVALUATION LONGER-TERM, REAL- LIFE EXPOSURE

James Hardie

Durability Index
100
90
80
70
60
50
40
30
20
10
0
Generic Fiber Cement
HZ5
better

time 12 PRODUCT PERFORMANCE HZ5 performs 5X better than generic FC in system testing 20 40 60 100

• Secure Supply – Pulp, Cement, Silica, et al
- Raw Material Sourcing
- New Formulations
• Ensure Quality
- Consistent Supply
- Universal Specs
• Improve Utilization
• Enhance Performance

RAW MATERIAL STRATEGY

James Hardie

$1,200
$1,000
$800
$600
$400
NBSK ($/ton)
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12

PULP PRICE INDEX

James Hardie

Low Density
Interiors
Exteriors HZ10
Exteriors HZ5
• Lighter
• Ease of Use
• Lighter
• Ease of Use
• Durability
Low Density Additive A
Low Density Additive B
Low Density Additive C
Low Density Additive D

15 LOW DENSITY ADDITIVES

Fiber Cement Product/Platform Development 16

James Hardie

→

Form

- Aesthetics
- Texture
- Shape
- Weight
- Color

Function

- Water Management
- Durability
- Energy Efficiency

Features

- Concealed Fastening
- Nail Line

Objective: Balanced mix of step-change products/platforms and product line extensions to drive category and market share growth strategy. PLATFORMS PRODUCTS 17 FC PRODUCT/PLATFORM DEVELOPMENT

James Hardie

New HLD w/Smooth Edge

Curved Colonial - New Woodgrain
Curved Colonial - Smooth
Crown Beaded - Smooth
Ogee Edge - Smooth

Key Products:
Key Platforms:
FC PRODUCT/PLATFORM DEVELOPMENT – US
Crown Moulding
Reveal Panel
Differentiated Plank
HLD
TM
/NT3
TM
Trim
Crown Moulding
Differentiated Plank
Reveal
TM
Product Smoothness/Flatness
Embossing
Advanced Finishing
Concealed Fastening

James Hardie

133mm width
400mm width
NEW
400mm groove width pattern available now

Key Products:
Key Platforms:
FC PRODUCT/PLATFORM DEVELOPMENT – AUS
Thermal Break Tape
Wide Axon
Oblique
Wide Stria
Wide Stria
TM
Wide Axon
TM
Oblique
TM
Thermal Break Tape
Product Smoothness
Product Flatness
Advanced Finishing
Energy Efficiency

Non-Fiber Cement Research and Development 20

Evaluate emerging technologies for fit with current and future James
Hardie businesses:

NON-FC R&D STRATEGY
Upon evaluation recommend to watch, make or buy
Commercialization of acquired technology
Launch products to complement fiber cement within building
product industry

James Hardie

Technology Purchase + Development Spend, $MM
Non FC Tech 1
Non FC Tech 2
Non FC Tech 3
FY 10
FY 11
FY 12
FY 13 YTD

Considerable R&D investment made towards development of Non-FC technologies over the last 2-3 years 22 NON-FC DEVELOPMENT

Shapes Product Line
– Test launch of shapes product line with non – FC
technology
– Product offers similar performance and value
propositon as FC against wood and PVC
Pultrusion Technology
– Develop fiberglass pultrusion as an entry vehicle into a
new building product segment
Color Expertise
– Develop additional internal paint expertise to support
ColorPlus
®
Technology business

NON-FC CURRENT FOCUS

Bed Mould Sub Sill His. Sill Brick Mould Rams Crown Drip Cap Skirt Board Base Cap 24 NON-FC – SHAPES

Ensuring Product Performance
Maintaining Product Leadership
Enabling Platforms
Aligned with Corporate Strategy

SUMMARY/KEY TAKEAWAYS
JH products demonstrate superior durability vs. the competition
Differentiated products are being created to enable future PDG vs.
wood and vinyl options
New FC and Non-FC platforms are being developed to enable future business growth
R&D acts as the technology pipeline for JH and is
well-aligned with
the company’s overall category and market share growth strategy

Questions 26